# MOUNTAIN PROVINCE DIAMONDS INC.

## NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

**NOTICE IS HEREBY GIVEN** that an annual meeting of the shareholders ("**Shareholders**") of Mountain Province Diamonds Inc. ("**Mountain Province**") will be held at the offices of Fraser Milner Casgrain LLP, 77 King Street West, Suite 400 (fourth floor), Toronto-Dominion Centre, Toronto, Ontario, M5K 0A1 on Wednesday June 15, 2011 at 4:00 pm (Toronto time) for the following purposes:

    (a)    to receive and consider the consolidated audited financial statements of Mountain Province for the year ended December 31, 2010, together with the report of the auditors thereon;

    (b)    to elect directors of Mountain Province; and

    (c)    to re-appoint the auditors of Mountain Province and to authorize the directors of Mountain Province to fix the auditors' remuneration; and

This Notice is accompanied by a form of Proxy, the Information Circular, the audited consolidated financial statements of Mountain Province for the financial year ended December 31, 2010, and a supplemental mailing list form.

**The Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and send the enclosed form of proxy to Computershare Investor Services Inc. so that as large a representation as possible may be had at the meeting.**

**DATED** as of May 2, 2011

BY ORDER OF THE BOARD OF DIRECTORS

"*Patrick Evans*"

Patrick Evans
President and Chief Executive Officer